March 24, 2015

David Orlic, Special Counsel Office of Mergers & Acquisitions Division of Corporate Finance Securities and Exchanges Commission Washington, DC 20549

Re: Pinnacle Entertainment, Inc. Preliminary Proxy Statement on Schedule 14A filed by UNITE HERE Filed February 27, 2015 File No. 001-13641

Dear Mr. Orlic,

Thank you for of your letter of March 23, 2015. I will ensure that our definitive proxy will contain a footnote defining the term Tobin’s Q; we will add this footnote when we finalize our proxy, shortly after management files its definitive proxy statement.

Please do not hesitate to contact either me (jjfueser@Unitehere.org, or 416-893-8570) or UNITE HERE’s legal counsel, Andy Kahn (ajk@dcbsf.com, or at 1-415-597-7200) if you have any further questions or concerns about these matters.

Sincerely,

JJ Fueser Research Coordinator UNITE HERE